Exhibit 4.14

SALARY DEFERRAL AND AMENDMENT AGREEMENT THIS SALARY DEFERRAL AND AMENDMENT AGREEMENT (this "Agreement") dated as of the 1 st day of September, 2022 (the "Effective Date") BETWEEN: Almaden Minerals Ltd. having an address at: 210 - 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9 (the "Company") AND : Duane Poliquin residing at 2819 West 32 nd Avenue, Vancouver, British Columbia V6L 2B8 (the "Executive") WHEREAS: A. The Executive is a director and officer of the Company; B. Effective May 1 , 2019 , the Executive elected to defer 40 % of the $ 240 , 000 annual base salary payable to him pursuant to his employment agreement with the Company, on an ongoing basis, in order to help preserve the Company's cash flow (the "Deferred Salary") ; and C. As at December 31, 2021, the Deferred Salary totalled $256,000. THEREFORE in consideration of the payment of $ 1 . 00 , less applicable withholdings and deductions, from the Company to the Executive, and for other good and valuable consideration given by each party to the other, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereby agree as follows : 1. The Company will pay to the Executive $ 78 , 800 , less applicable deductions and withholdings, in full and final satisfaction of the entirety of the Deferred Salary . 2. The Executive forfeits the unpaid balance of the Deferred Salary totalling $ 177 , 200 (the "Balance") in full, and waives any entitlement to same . 3. Effective January 1 , 2022 , the Executive's annual base salary is reduced to $ 144 , 000 , less applicable deductions and withholdings (the "Salary Reduction"), in order to reflect reduced hours . 4. The Executive does, to the fullest extent permitted by law, forever release and forever discharge the Company, together with its affiliates, subsidiaries, directors, officers, employees, agents, owners and shareholders (collectively the "Corporate Group") from any and all manners of actions, causes of actions, suits, contracts, claims, complaints, damages, costs and expenses of any nature or kind whatsoever, known or unknown, whether in law (including the common law) or in equity or pursuant 129652697:v3 to statute, which, as against the Corporate Group, the Executive has ever had or now has by reason of or arising out of the Deferred Salary, the Balance, or the Salary Reduction. 5. The Executive acknowledges that he has read and understands this Agreement, and that this Agreement has been executed voluntarily after having had the opportunity to receive legal advice . 6. This Agreement shall be governed by the laws of the Province of British Columbia, Canada (excluding choice of law rules) and the Executive hereby submits to the exclusive jurisdiction of the courts and tribunals of that province, as applicable . 7. Executed copies of this Agreement may be exchanged by facsimile or electronically via PDF format . Each facsimile or PDF copy so executed and exchanged will be deemed an original . 8. Except as specifically amended by this Agreement, all other terms and conditions of the Executive's employment remain unchanged, and shall continue in full force and effect, unless otherwise agreed in writing by both parties . [Signature page follows] 129652697:v3 - 2 -

ALMADEN MINERALS LTD. Per: Authorized Signatory SIGNED, SEALED AND DELIVERED by Duane Poliquin in the presence of: - Ur< 'ti ,; Wi 1 ess ) ) ) ) ) ) 129652697 Signature page to salary deferral agreement